Exhibit 21.1

Subsidiaries of Napster, Inc.

Name	State or Jurisdiction of Incorporation
Napster, LLC	Delaware
Napster UK Ltd.	United Kingdom
Napster Deutschland GmbH	Germany
Napster Luxembourg, S. á r. l.	Luxembourg
Napster Card Company, LLC	Virginia